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                                            Filed by: CFW Communications Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: CFW Communications Company
                                                   Commission File No. 333-43244



Contacts:
Michael B. Moneymaker     Wes Wampler                  Mike Minnis
Senior VP & CFO           Director Investor Relations  Public Relations Mgr.
540-946-3531              540-949-3447                 540-946-7290
moneymakerm@ntelos.com    wamplerw@ntelos.com          minnism@ntelos.com


                 CFW Communications Shareholders Approve Merger
                         Other Proposals Also Approved

Waynesboro, VA - December 4, 2000 - CFW Communications Company (NASDAQ: CFWC) announced that all five proposals have been approved by its shareholders at a special meeting held December 4. The items approved in today's vote include the change of CFW's name to NTELOS Inc., and the merger with R&B Communications, which is pending R&B shareholders and regulatory approval. Also approved were an increase in the size of the CFW board of directors to 11 members, and an increase in the authorized shares of CFW common stock from 20,000,000 to 75,000,000. The proposed modifications of various terms of CFW's outstanding series B, series C and series D preferred stock was also approved.

CFW Communications (NASDAQ: CFWC; scheduled to commence trading under the symbol NTLO on December 6, 2000), doing business as NTELOS, is an integrated communications provider with headquarters in Waynesboro, Virginia. NTELOS provides a broad range of products and services to customers in Virginia, West Virginia, Kentucky, North Carolina and Tennessee including digital PCS, dial-up Internet access, high-speed data transmission, DSL (high-speed Internet access), and local telephone and long distance telephone services. Detailed information about CFW Communications and NTELOS is available online at www.cfw.com and www.ntelos.com.

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